Mail Stop 4561

August 8, 2007

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust II – Series E
900 King Street, Suite 100
Rye Brook, NY  10573

> **Re:    World Monitor Trust II – Series E**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-32687**

Dear Mr. Spohr:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements for World Monitor Trust II – Series E

Report of Independent Registered Public Accounting Firm, page 1

1.  Supplementally, tell us the city and state where your accountant's report was issued.  In future filings, please have your accountants provide this information within their accountants' report as required by Rule 2-02 of Regulation S-X.

Note 1. Organization

Exchanges, Redemptions and Termination, page 8 of Annual Report

2.  As the decision to redeem or exchange units is in the hands of your unitholders', it appears that you will be unable to predict the level of redemptions or exchanges that will occur in the future.  As such amounts are likely to be material at times, SFAS 150 may impact your financial statements in future filings as it appears that when your unitholders elect to redeem their units that such units would be considered to be mandatorily redeemable.  Please confirm that all requests for redemptions received and unpaid will be reported as redemptions payable within your financial statements.

Exhibits 31.1 and 31.2

3.  We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kevin Woody
Branch Chief